March 21, 2007

VIA EDGAR AND FAX

(202) 772-9202

Ms. Claire Erlanger

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CSX Corporation

Form 10-K for the fiscal year ended December 29, 2006

Filed February 15, 2007

File No. 001-08022

Dear Ms. Erlanger and Ms. Cvrkel:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated March 8, 2007, with respect to the above-referenced filings. CSX believes this letter responds fully to the staff’s comments and provides supplemental information as requested. For the convenience of the staff, each comment is set forth below, followed by the Company’s response.

Form 10-K for the year ended December 29, 2006

Management’s Discussion & Analysis

-General

1.	Please revise your MD&A section in future filings to discuss any significant insurance recoveries, such as the ones related to Hurricane Katrina. Your disclosure should include a discussion of the following:

•	The type and amount of insurance proceeds received

•	Why the proceeds were received

•	What you plan on using the proceeds for

•	Classification of the insurance proceeds in the statement of cash flows

•	The effect on earnings of the insurance recovery and any related gain recognized

CSX RESPONSE

In future filings, CSX will more fully discuss the specific details mentioned above related to significant Hurricane Katrina insurance recoveries, within the MD&A section of Form 10-K as well as within Form 10-Q filings, as appropriate.

-Schedule of Contractual Obligations and Commercial Commitments, page 38

2.	We note that your schedule of contractual obligations includes $73 million for “Agreements with Conrail.” In light of the fact that Note 17 discloses several obligations to Conrail which in aggregate exceed $73 million, please explain to us and clarify in future filings the nature of the agreements reflected in the table.

CSX RESPONSE

In the “Schedule of Contractual Obligations and Commercial Commitments”, CSX disclosed a contractual obligation to Conrail for $73 million. This obligation represents minimum future lease payments for freight cars and locomotives and is included in total lease commitments disclosed in Note 7, Commitments and Contingencies.

The obligations of $144 million found in Note 17, Related Party Transactions, are related to long-term debt (two promissory notes due in 2035) and accounts payable to Conrail. The two promissory notes that total $96 million are included in the Consolidated Balance Sheet as Long-term Debt and therefore, are included in the MD&A “Schedule of Contractual Obligations and Commercial Commitments” within the Long-term Debt line item. The current payable to Conrail of $48 million is included in the Consolidated Balance Sheet as Accounts Payable and therefore is not included on the MD&A table. This payable relates to current services provided by Conrail, track usage and track improvements that CSX has agreed to pay.

In future filings, CSX will clarify the classification of all Conrail obligations in the MD&A table and related footnotes.

Notes to Financial Statements

Note 1. Nature and Expense Recognition

-Revenue and Expense Recognition, page 59

3.	We note your disclosure that key estimates included in the recognition and measurement of revenue and related accounts receivable include incentive-based refunds to customers. Please explain to us the nature of this adjustment that reduces revenue and describe to us how the adjustments are calculated or determined. To the extent the amounts are material, please disclose the amounts of the revenue adjustments. Additionally, please revise your consolidated statements of operations to present revenues as “net revenues.”

CSX RESPONSE

Incentive-based refunds are contractually required to be given to certain customers in return for shipping a specified cumulative volume or shipping to/from specific locations over a pre-defined time frame. These refunds are recorded as a reduction of revenue ratably over the volumes shipped by CSX during the pre-defined timeframe.

The adjustments to revenue are determined based on historical activity, current traffic volume, and expected future volume. In fiscal year 2006, total incentive-based refund adjustments were approximately 1% of the CSX consolidated operating revenue of $9.6 billion. CSX does not believe that this amount is material or that disclosure as a revenue adjustment would be meaningful to investors.

Due to the immateriality of these revenue adjustments, as well as staying consistent with terminology (operating revenue) within the industry, the Company would like to continue presenting revenue in our Consolidated Income Statement as operating revenue. If in future periods these adjustments become material, the Company will reconsider presenting revenues as net.

Note 5. Hurricane Katrina, page 67

4.	We note your disclosure that in 2006 you recognized gains of $168 million on insurance recoveries from claims related to Hurricane Katrina and these gains were attributable to recovering amounts in excess of the net book value of fixed asset damages and to recording recoveries related to lost profits. Please provide us detail of how the $168 million gain amount was calculated or determined. As part of your response, please include the amount of cash that was received, and the amount of gain attributable to, each type of recovery (e.g., business interruption, recoveries related to lost profits, fixed asset damages, etc.)

Additionally, in light of your disclosure on page 67 that a final payment will be received once the Company and its insurers agree on the total value of the claim, please tell us the amount of insurance proceeds you expect to receive in the future and whether you expect those proceeds to result in gain recognition.

In addition, please tell us and revise the notes to your financial statements to explain the nature of the insurance proceeds classified as cash flows from operating activities and cash flows from investing activities in your consolidated statement of cash flows.

CSX RESPONSE

The 2006 gain on insurance recoveries of $168 million from claims related to Hurricane Katrina was calculated as follows:

(Dollars in millions)	2005	2006	Total
Total Insurance Proceeds	$70	$268	$338

Less Recoverable Losses:
Net book value of fixed asset damage	41	1
Incremental expense	72	56
Prior year receivable	—	43
Insurance Receivable	$113	$100

(Net Receivable)/Gain	$(43)	$168

The losses recognized and considered for insurance recovery consist of three types of losses. The net book value of the fixed asset damage was written off at the time of the loss and offset by probable insurance recoveries. Incremental expenses are costs incurred to allow the Company to continue operations and to minimize the overall business impacts to the Company during the period of indemnity. These incremental expenses were recognized as incurred and offset by probable insurance recoveries. Lastly, the Company is entitled to recover lost profits, net of associated expenses during the period of indemnity. The Company did not believe the losses associated with lost profits met the probable recovery criterion under EITF 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001”, specifically, Issue 3. Therefore, the Company did not recognize an insurance receivable or related gain. Instead, gains allocated to lost profits are recognized as cash is received.

As noted in the disclosures of the 2006 Form 10-K, the Company’s insurance policies do not prioritize coverage based on types of losses. As claims are submitted to the insurance companies, they are reviewed and payments are received until all losses are incurred and documented. These payments are not specific to any one type of loss. As a result, the gains cannot be calculated by type of loss, but are disclosed in total.

CSX has received insurance recoveries of $19 million to date in 2007 and expects to receive future recoveries of approximately $70 million, which is based on the current loss estimate of approximately $450 million. A final payment will be received once the Company and its insurers agree on the total value of the claim. These proceeds will result in future gain recognition less any future incremental expenses incurred.

Cash proceeds from the insurers are not specific to the types of losses and so the Company allocated the proceeds ratably among the three types of losses mentioned above, for cash flow presentation. Allocated cash proceeds for lost profits and incremental expenses are classified as operating activities and were $121 million and $29 million for 2006 and 2005, respectively, since these were related directly to revenue and expenses from operations. Allocated cash proceeds for fixed asset damage are classified as investing activities and were $147 million and $41 million for 2006 and 2005, respectively, since they had a direct relationship to monies CSX spent on property additions to repair the hurricane-damaged assets and were recorded in the same category.

In future filings, the Company will clarify the notes to the financial statements to include the nature of the insurance proceeds classifications in its Consolidated Statement of Cash Flows.

Note 17. Related Party Transactions, page 100

5.	We note your disclosure that in 2006 you recognized a net gain of $26 million, after tax, related to additional property value received from Conrail in connection with the 2004 transaction. Please explain to us the nature of the transaction that occurred in 2006 which resulted in a gain being recognized. Please include in your response details regarding the nature of the assets received in 2006, the method used to value the assets recorded and how the gain was calculated or determined.

CSX RESPONSE

Conrail is a corporation that is owned economically 42% by CSX and 58% by Norfolk Southern Corporation. In August 2004, Conrail distributed in a tax-free spin-off a significant portion of its assets to its two owners. Based on relative value, CSX received 42% of these distributed assets. In one element of this complex transaction, CSX directly acquired certain previously leased assets. As a result, CSX added approximately 51,000 acres of real property and other rail related assets to its books and recorded a non-cash gain in 2004.

In December 2006, the Company completed the process of reconciling the network maps to the detailed property records related to the 2004 Conrail spin-off transaction. As a result of completing this process, CSX determined in December 2006 that approximately 150 acres (or .03% of the original 51,000 acres) of property received in the 2004 spin-off had been inadvertently left out of the detailed property records and therefore had not been properly recorded on CSX’s books.

Accordingly, CSX’s property and the initial gain from the spin-off transaction were immaterially understated. CSX was able to estimate the fair value of the 150 acres using similar property located in an adjacent county that was included in the 2004 valuation performed by an independent third party. The result of this property error was an additional non-cash gain of $26 million which was recognized in the 2006 results.

In accounting for this additional property, CSX used the same valuation method and gain calculation that was used in the 2004 spin-off transaction. In 2004, CSX recorded a gain for 58% of the fair value of the acquired property and continued to value 42% of the property using CSX’s basis in amounts included in CSX’s investment in Conrail (book value). The $26 million gain recorded in 2006 represents 58% of the fair value of the additional 150 acres of property.

In determining to record the gain in 2006, CSX reviewed both Staff Accounting Bulletin 99 (“SAB 99”), “Materiality” and then upon determining that the error was immaterial, reviewed SAB 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”.

The Company used a qualitative and quantitative analysis as set forth in SAB 99 to determine that the error was immaterial to the 2004, 2005 and 2006 financial statements. In addition to determining the quantitative impacts of this adjustment, CSX also considered the following qualitative factors:

•	the gain did not hide a change in earnings or other trends

•	the adjustments were immaterial to retained earnings and earnings before tax as described below

•	the gain did not hide a failure to meet analysts’ consensus expectations and did not affect key ratios monitored by analysts

•	the gain did not change a loss into income or vice versa

•	the gain does not impact any segment disclosures as it represents a gain that is recorded in other income

•	the gain did not affect compliance with loan covenants or other contractual requirements

•	the gain is not considered in the measurements used to calculate management’s compensation

•	the receipt of additional property did not involve a concealment of an unlawful transaction.

The Company considered the materiality of the error under the iron curtain method as described in SAB 108 and concluded the error was not material to the 2004 financial statements as it understated 2004 earnings before taxes by 4.1% and understated 2004 retained earnings by 0.5%. Since this error was not corrected in 2005, retained earnings in 2005 was understated by 0.4%, which is immaterial. The correction of this error in 2006 overstated 2006 earnings before taxes by 1.4%, which is not material. The rollover method as described by SAB 108 does not apply as the error only affected the 2004 financial statements. Therefore, the Company corrected this immaterial error in its 2006 financial statements in accordance with SAB 108.

Forms 8-K furnished January 22, 2007, October 17, 2006, July 18, 2006

6.	We note your disclosure of comparable surface transportation operating income and comparable earnings per share which are non-GAAP financial measures. In future filings, please include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. See Item 10(e)(I)(i) of Regulation S-K and Regulation G.

CSX RESPONSE

In future documents filed with or furnished to the SEC that contain non-GAAP financial measures, CSX will expand the disclosure further indicating the reasons why management believes the presentation of non-GAAP financial measures provides useful information to investors regarding financial condition and results of operations.

Conclusion

CSX believes that the above responds fully to the comments of the staff and intends to address all comments in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Carolyn T. Sizemore
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation

cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Oscar Munoz
Executive Vice President & Chief Financial Officer
CSX Corporation